SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)1

Athens Bancshares Corporation
(Name of Issuer)

Common Stock - $0.01 Par Value
(Title of Class of Securities)

047042106
(CUSIP Number)

Michael R. Hutsell
Athens Bancshares Corporation
106 Washington Avenue, Athens, TN 37303
(423) 745-1111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

December 15, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

_______________________________________

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 047042106	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Michael R. Hutsell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 62,462 (1)
	8	SHARED VOTING POWER 33,468
	9	SOLE DISPOSITIVE POWER 87,693 (2)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 95,930
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON IN

(1)
Includes 17,776 shares held directly, 44,436 shares underlying stock options that are exercisable within 60 days, 100 shares held as custodian for Mr. Hutsell’s nephew and 150 shares held as custodian for Mr. Hutsell’s niece.

(2)	Includes 44,436 shares underlying stock options that are exercisable within 60 days.

CUSIP NO. 047042106	Page 3 of 6 Pages

Item 1.	Security and Issuer

This statement relates to shares of common stock, $0.01 par value per share (the “Common Stock”), of Athens Bancshares Corporation (“Issuer”), a Tennessee corporation whose principal executive office is located at 106 Washington Avenue, Athens, Tennessee 37303.

Item 2.	Identity and Background

(a)	This statement is being filed by Michael R. Hutsell in his capacity as the beneficial owner of 95,930 shares of Common Stock of the Issuer.

(b)	Mr. Hutsell’s business address is 106 Washington Avenue, Athens, Tennessee 37303.

(c)
Mr. Hutsell is the Vice President, Chief Operating Officer and Chief Financial Officer of the Issuer and Athens Federal Community Bank (the “Bank”).  The Issuer and the Bank each has its principal executive office at 106 Washington Avenue, Athens, Tennessee 37303.

(d)	Mr. Hutsell has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)
Mr. Hutsell has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Hutsell is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

As of the date hereof, Mr. Hutsell is deemed to beneficially own 95,930 shares of the Issuer’s Common Stock or approximately 5.2% of the outstanding shares of Common Stock.  Of these shares, 25,231 shares were acquired with personal funds and are held in the Athens Federal Community Bank 401(k) Plan; 100 shares were acquired with personal funds and are held in a custodial account for Mr. Hutsell’s nephew; 150 shares were acquired with personal funds are held in a custodial account for Mr. Hutsell’s niece; 3,795 shares have been allocated to Mr. Hutsell under the Bank’s employee stock ownership plan; 17,776 shares were acquired by grant from the Athens Bancshares Corporation 2010 Equity Incentive Plan and have fully vested, and an additional 4,442 shares which are unvested; and 44,436 shares underlying stock options acquired by grant from the Athens Bancshares Corporation 2010 Equity Incentive Plan, that are exercisable within 60 days.  All transactions were previously reported in Mr. Hutsell’s Section 16 filings and the Issuer’s reports filed with the SEC.

CUSIP NO. 047042106	Page 4 of 6 Pages

Item 4.                                Purpose of the Transaction

The shares covered by this Schedule 13D are being held for investment purposes only.  Mr. Hutsell may, from time to time, acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions or by grants of securities by the Issuer pursuant to equity plans of the Issuer, or dispose of securities.

Except as described above and in his capacity as Vice President, Chief Operating Officer and Chief Financial Officer of the Company and the Bank, Mr. Hutsell does not have any present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

CUSIP NO. 047042106	Page 5 of 6 Pages

Item 5.	Interest in Securities of the Issuer

(a)
As of the date hereof, Mr. Hutsell is deemed to beneficially own 95,930 shares of the Issuer’s Common Stock, representing 5.2% of the 1,841,137 shares of the Common Stock deemed outstanding for such purpose.

(b)	Mr. Hutsell has sole voting power over 62,462 shares, shared voting power over 33,468 shares and sole dispositive power over 87,693 shares.

(c)	The following are the only transactions in the common stock of the Company during the past sixty days: None.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

CUSIP NO. 047042106	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: Aprl 27, 2015

/s/ Michael R. Hutsell
Michael R. Hutsell